UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Telvent GIT, S.A.

(Name of Issuer)

Ordinary Shares, €3.00505 nominal value per share

(Title of Class of Securities)

E90215109

(CUSIP Number)

Ignacio Gonzalez Dominguez Valgrande, 6 28108, Alcobendas, Madrid, Spain (34) 902-33-55-99

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. E90215109	13D/A	Page 1 of 7 Pages

1	NAME OF REPORTING PERSONS Abengoa, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No. E90215109	13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Telvent Corporation S.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. E90215109	13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Siema AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No. E90215109	13D/A	Page 4 of 7 Pages

This Fifth Amendment to Schedule 13D relates to and amends the Statement of Beneficial Ownership on Schedule 13D, initially filed on November 6, 2008, and as amended by Amendment No. 1 on June 12, 2009, Amendment No. 2 on September 23, 2009, Amendment No. 3 on December 3, 2009 and Amendment No. 4 on June 1, 2011 (collectively, “Schedule 13D”) of Abengoa, S.A., a sociedad anonima organized under the laws of the Kingdom of Spain (“Abengoa”), Siema AG, a company organized under the laws of Switzerland (“Siema”), and Telvent Corporation, S.L., a sociedad limitada organized under the laws of Spain (“Telvent Corporation,” and together with Abengoa and Siema, each a “Reporting Person” and collectively, the “Reporting Persons”) with respect to the ordinary shares, nominal value € 3.00505 per share (the “Shares”), of Telvent GIT, S.A., a sociedad anonima organized under the laws of the Kingdom of Spain (“Telvent,” or the “Issuer”).

Items 4, 5 and 7 are hereby supplemented and amended.

Item 4. Purpose of Transaction

Item 4 of Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Tender of Shares

Pursuant to the terms of the Transaction Agreement, on June 21, 2011, Purchaser commenced the Offer to acquire all of the issued and outstanding Shares of Telvent, at the Offer Price, without interest thereon. Pursuant to the terms of the Irrevocable Undertaking, the Stockholders tendered all their Shares in the Offer. The offer expired at 5:00 PM, New York City time, on August 30, 2011, and on September 1, 2011, Purchaser accepted for payment all issued and outstanding Shares of Telvent validly tendered and not properly withdrawn in the Offer in accordance with the terms of the Offer, including those Shares owned by the Reporting Persons.

CUSIP No. E90215109	13D/A	Page 5 of 7 Pages

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b), (c), (d) and (e)of the Schedule 13D are hereby amended and restated in their entirety as set forth below:

(a) As a result of the transactions described in Item 4 herein, none of the Reporting Persons beneficially own any Shares of Telvent as of September 1, 2011.

(b) As a result of the transactions described in Item 4 herein, none of the Reporting Persons beneficially own any Shares of Telvent as of September 1, 2011.

(c) Except for the tender and acceptance of the Reporting Persons’ Shares in the Offer, as described in Item 4 herein, during the last sixty days there were no transactions in the Shares effected by the Reporting Persons, nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule A.

(d) Except as set forth in this Schedule 13D, including in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) As a result of the transactions described in Item 4 herein, none of the Reporting Persons beneficially own any Shares of Telvent as of September 1, 2011.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated September 1, 2011, Abengoa, S.A., Telvent Corporation S.L. and Siema AG, pursuant to Rule 13d-1(k)(1).

CUSIP No. E90215109	13D/A	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABENGOA, S.A.

Dated: September 1, 2011	By:	/s/ Miguel Angel Jiménez-Velasco Mazarío
		Name:	Miguel Angel Jiménez-Velasco Mazarío
		Title:	Attorney

TELVENT CORPORATION S.L.

Dated: September 1, 2011	By:	/s/ Miguel Angel Jiménez-Velasco Mazarío
		Name:	Miguel Angel Jiménez-Velasco Mazarío
		Title:	Chairman

Dated: September 1, 2011	By:	/s/ José Marcos
		Name:	José Marcos
		Title:	Director

Dated: September 1, 2011	By:	/s/ Juan Carlos Jiménez
		Name:	Juan Carlos Jiménez
		Title:	Director

SIEMA AG

Dated: September 1, 2011	By:	/s/ Miguel Angel Jiménez-Velasco Mazarío
		Name:	Miguel Angel Jiménez-Velasco Mazarío
		Title:	Chairman

Dated: September 1, 2011	By:	/s/ Juan Carlos Jiménez
		Name:	Juan Carlos Jiménez
		Title:	Director